FORM 3

                           U.S. SECURITIES AND EXCHANGE
                              Washington, D.C. 20549

                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                  Section 20(f) of the Investment Company Act of 1949


1.  Name and Address of Reporting Person
          Morrison                    Dale
         (Last)                      (First)                   (Middle)

      32 Haymarket Street
         (Street)

          London                  United Kingdom              SW1Y4TP
          (City)                     (State)                 (Zip Code)

2.  Date of Event Requiring Statement for (Mo/Day/Yr) 5/1/00

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol  CI4NET.com Inc. ("Ci4net")
                                                        CIFN.OB

5.  Relationship of Reporting Person to Issuer (Check all applicable)
          Director        10% Owner   x   Officer (give title below)
   ______ Other (specify)                   Chief Executive Officer


6.  If Amendment, Date of Original (Month/Day/Year)




              Table I - Non- Derivative Securities Beneficially Owned

1.  Title of Security      (Instr. 4)
    -------------------
    Series A Preferred Stock (1)


2.  Amount of Securities Beneficially Owned      (Instr. 4)
    ---------------------------------------
    5,000

3.  Ownership Form:       Direct (D) or Indirect (I)       (Instr. 5)
    -----------------------------------------------
    D

4.  Nature of Indirect Beneficial      Ownership (Instr. 5)
    -----------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative Security      (Instr. 4)


2.  Date Exercisable and Expiration Date (Month/Day/ Year)


3.  Title and Amount of Securities Underlying  Derivative Security (Instr. 4)


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership form of Derivative Security:  Direct (D) or Indirect (I)
                                                                 (Instr. 5)


6.  Nature of Indirect Beneficial Ownership  (Instr. 5)




Explanation of Responses:

(1) Each share of Series A Preferred Stock is convertible into two shares of common stock of the Issuer.


                                 DALE MORRISON

                                 By: /s/ Dale Morrison           May 30, 2000
                                 ** Signature of Reporting Person   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.